Exhibit 99.1

TD Bank Group Reports Second Quarter 2017 Results Earnings News Release • Three and Six months ended April 30, 2017

This quarterly earnings news release should be read in conjunction with the Bank's unaudited Second Quarter 2017 Report to Shareholders for the three and six months ended April 30, 2017, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated May 24, 2017. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank's Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the Second Quarter 2017 Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter last year:

•	Reported diluted earnings per share were $1.31, compared with $1.07.
•	Adjusted diluted earnings per share were $1.34, compared with $1.20.
•	Reported net income was $2,503 million, compared with $2,052 million.
•	Adjusted net income was $2,561 million, compared with $2,282 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2017, compared with the corresponding period last year:

•	Reported diluted earnings per share were $2.63, compared with $2.24.
•	Adjusted diluted earnings per share were $2.67, compared with $2.38.
•	Reported net income was $5,036 million, compared with $4,275 million.
•	Adjusted net income was $5,119 million, compared with $4,529 million.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The second quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $78 million ($58 million after tax or 3 cents per share), compared with $86 million ($63 million after tax or 4 cents per share) in the second quarter last year.

TORONTO, May 25, 2017 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the second quarter ended April 30, 2017. Second quarter reported earnings were $2.5 billion, up 22% compared with the same quarter last year.

"All of our business segments performed well in the second quarter reflecting strong revenue growth and reduced credit losses," said Bharat Masrani, Group President and Chief Executive Officer. "Our relentless focus on improving TD's legendary customer experience continues to deliver increased volumes and new customer acquisitions."

Canadian Retail

Canadian Retail net income was $1,570 million, an increase of 7% from the same quarter last year reflecting strong volume growth led by record average balances and accounts in core chequing, strong growth across commercial loans and deposits and market share gains in wealth assets, along with reduced loan losses. Increased non-interest expenses this quarter relate to ongoing investments in digitizing the customer experience and enhancing product offerings.

TD also commented on the status of its review of sales practices in Canadian personal banking. "At TD, we share a commitment to continually improve for our customers and our colleagues, and we welcomed this review as an opportunity to help make us better. We have largely completed this review and we continue to believe that we do not have a widespread problem with people acting unethically in order to achieve sales goals. As we have indicated, we will act on the opportunities we found to improve our business," said Masrani. This topic will also be considered by industry regulators and TD is committed to engaging cooperatively.

U.S. Retail

U.S. Retail net income was $845 million (US$636 million) this quarter compared with $719 million (US$537 million) for the second quarter last year, an increase of 18%.

The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, generated net income of $737 million (US$554 million), an increase of 21% compared with the second quarter last year. The U.S. Retail Bank's focus on deepening relationships with existing customers and on new customer acquisition delivered higher volumes and contributed to strong revenue growth. The earnings also reflect a more favourable interest rate environment, continuing good credit performance, and expense management.

TD Ameritrade contributed $108 million (US$82 million) in earnings to the segment, same as the second quarter last year (an increase of 5% in U.S. dollars).

Wholesale Banking

Wholesale Banking net income was $248 million, an increase of 13% compared with the second quarter last year reflecting strong revenue growth from higher corporate lending fees, increased client activity in equity trading and lower credit losses. Higher non-interest expenses include continued investments to grow our U.S. businesses.

TD BANK GROUP • SECOND QUARTER 2017 • EARNINGS NEWS RELEASE	Page 1

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 10.8%, compared with 10.9% last quarter, reflecting strong organic capital generation and the normal course issuer bid completed this quarter.

Conclusion

"At the half-year mark, we continue to execute against our strategy and I am very pleased with our earnings growth and the performance of our retail and wholesale franchises," said Masrani. "We remain focused on investing for future growth and seamlessly delivering personalized experiences, proactive advice and timely interactions to our customers and clients across multiple channels, anywhere and anytime."

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements" on page 3.

TD BANK GROUP • SECOND QUARTER 2017 • EARNINGS NEWS RELEASE	Page 2

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2016 MD&A") in the Bank's 2016 Annual Report under the heading "Economic Summary and Outlook", for each business segment under headings "Business Outlook and Focus for 2017", and in other statements regarding the Bank's objectives and priorities for 2017 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, risk-based capital guidelines and liquidity regulatory guidance; exposure related to significant litigation and regulatory matters; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2016 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2016 MD&A under the headings "Economic Summary and Outlook", and for each business segment, "Business Outlook and Focus for 2017", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2017 • EARNINGS NEWS RELEASE	Page 3

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
	2017	2017	2016	2017	2016
Results of operations
Total revenue	$8,473	$9,120	$8,259	$17,593	$16,869
Provision for credit losses	500	633	584	1,133	1,226
Insurance claims and related expenses	538	574	530	1,112	1,185
Non-interest expenses	4,786	4,897	4,736	9,683	9,389
Net income – reported	2,503	2,533	2,052	5,036	4,275
Net income – adjusted[1]	2,561	2,558	2,282	5,119	4,529
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$598.5	$584.7	$553.3	$598.5	$553.3
Total assets	1,251.9	1,186.9	1,124.8	1,251.9	1,124.8
Total deposits	807.1	774.5	714.5	807.1	714.5
Total equity	76.2	73.3	67.8	76.2	67.8
Total Common Equity Tier 1 Capital risk-weighted assets[2]	420.1	402.2	383.6	420.1	383.6
Financial ratios
Return on common equity – reported	14.4%	14.4%	12.5%	14.4%	13.0%
Return on common equity – adjusted[3]	14.8	14.5	14.0	14.6	13.8
Efficiency ratio – reported	56.5	53.7	57.3	55.0	55.6
Efficiency ratio – adjusted[1]	55.8	53.2	54.8	54.4	54.1
Provision for credit losses as a % of net average loans
and acceptances[4]	0.35	0.42	0.42	0.39	0.44
Common share information – reported (dollars)
Per share earnings
Basic	$1.31	$1.32	$1.07	$2.63	$2.24
Diluted	1.31	1.32	1.07	2.63	2.24
Dividends per share	0.60	0.55	0.55	1.15	1.06
Book value per share	38.08	36.25	33.89	38.08	33.89
Closing share price[5]	64.23	67.41	55.85	64.23	55.85
Shares outstanding (millions)
Average basic	1,854.4	1,855.8	1,850.9	1,855.1	1,852.5
Average diluted	1,858.7	1,860.3	1,853.9	1,859.5	1,855.8
End of period	1,843.4	1,856.4	1,853.5	1,843.4	1,853.5
Market capitalization (billions of Canadian dollars)	$118.4	$125.1	$103.5	$118.4	$103.5
Dividend yield	3.3%	3.4%	4.0%	3.4%	4.0%
Dividend payout ratio	45.9	41.6	51.2	43.7	47.2
Price-earnings ratio	12.7	14.0	12.7	12.7	12.7
Total shareholder return (1 year)[6]	19.3	31.7	4.3	19.3	4.3
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.34	$1.34	$1.20	$2.68	$2.38
Diluted	1.34	1.33	1.20	2.67	2.38
Dividend payout ratio	44.8%	41.2%	45.9%	43.0%	44.5%
Price-earnings ratio	12.4	13.4	11.8	12.4	11.8
Capital ratios
Common Equity Tier 1 Capital ratio[2]	10.8%	10.9%	10.1%	10.8%	10.1%
Tier 1 Capital ratio[2]	12.5	12.6	11.7	12.5	11.7
Total Capital ratio[2]	14.9	15.1	14.4	14.9	14.4
Leverage ratio	3.9	4.0	3.8	3.9	3.8
1	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
2	Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2016, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA were 64%, 71%, and 77%, respectively. For fiscal 2017, the scalars are 72%, 77%, and 81%.
3	Adjusted return on common equity is a non-GAAP financial measure. Refer to the "Return on Common Equity" section of this document for an explanation.
4	Excludes acquired credit-impaired (ACI) loans and debt securities classified as loans. For additional information on ACI loans, refer to the "Credit Portfolio Quality" section of the MD&A and Note 5 of the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" discussion and tables in the "Credit Portfolio Quality" section of the MD&A and Note 5 of the Interim Consolidated Financial Statements.
5	Toronto Stock Exchange (TSX) closing market price.
6	Total shareholder return (TSR) is calculated based on share price movement and dividends reinvested over a trailing one year period.
TD BANK GROUP • SECOND QUARTER 2017 • EARNINGS NEWS RELEASE	Page 4

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2017	2017	2016	2017	2016
Net interest income	$5,109	$5,141	$4,880	$10,250	$9,927
Non-interest income	3,364	3,979	3,379	7,343	6,942
Total revenue	8,473	9,120	8,259	17,593	16,869
Provision for credit losses	500	633	584	1,133	1,226
Insurance claims and related expenses	538	574	530	1,112	1,185
Non-interest expenses	4,786	4,897	4,736	9,683	9,389
Income before income taxes and equity in net income of an
investment in TD Ameritrade	2,649	3,016	2,409	5,665	5,069
Provision for income taxes	257	596	466	853	1,012
Equity in net income of an investment in TD Ameritrade	111	113	109	224	218
Net income – reported	2,503	2,533	2,052	5,036	4,275
Preferred dividends	48	48	37	96	62
Net income available to common shareholders and non-controlling
interests in subsidiaries	$2,455	$2,485	$2,015	$4,940	$4,213
Attributable to:
Common shareholders	$2,427	$2,456	$1,987	$4,883	$4,156
Non-controlling interests	28	29	28	57	57
TD BANK GROUP • SECOND QUARTER 2017 • EARNINGS NEWS RELEASE	Page 5

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2017	2017	2016	2017	2016
Operating results – adjusted
Net interest income	$5,109	$5,141	$4,880	$10,250	$9,927
Non-interest income[1]	3,364	3,938	3,437	7,302	6,954
Total revenue	8,473	9,079	8,317	17,552	16,881
Provision for credit losses	500	633	584	1,133	1,226
Insurance claims and related expenses	538	574	530	1,112	1,185
Non-interest expenses[2]	4,723	4,833	4,556	9,556	9,135
Income before income taxes and equity in net income of an
investment in TD Ameritrade	2,712	3,039	2,647	5,751	5,335
Provision for income taxes	277	610	491	887	1,057
Equity in net income of an investment in TD Ameritrade[3]	126	129	126	255	251
Net income – adjusted	2,561	2,558	2,282	5,119	4,529
Preferred dividends	48	48	37	96	62
Net income available to common shareholders and non-controlling
interests in subsidiaries – adjusted	2,513	2,510	2,245	5,023	4,467
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	28	29	28	57	57
Net income available to common shareholders – adjusted	2,485	2,481	2,217	4,966	4,410
Pre-tax adjustments of items of note
Amortization of intangibles[4]	(78)	(80)	(86)	(158)	(176)
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[5]	–	41	(58)	41	(12)
Impairment of goodwill, non-financial assets, and other charges[6]	–	–	(111)	–	(111)
Provision for (recovery of) income taxes for items of note
Amortization of intangibles	(20)	(21)	(23)	(41)	(48)
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	–	7	(7)	7	(2)
Impairment of goodwill, non-financial assets, and other charges	–	–	5	–	5
Total adjustments for items of note	(58)	(25)	(230)	(83)	(254)
Net income available to common shareholders – reported	$2,427	$2,456	$1,987	$4,883	$4,156
1	Adjusted non-interest income excludes the following items of note: second quarter 2017 – nil due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 5; first quarter 2017 – $41 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; second quarter 2016 – $58 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio. These amounts were reported in the Corporate segment.
2	Adjusted non-interest expenses excludes the following items of note: second quarter 2017 – $63 million amortization of intangibles, as explained in footnote 4; first quarter 2017 – $64 million amortization of intangibles; second quarter 2016 – $69 million amortization of intangibles. These amounts were reported in the Corporate segment.
3	Adjusted equity in net income of an investment in TD Ameritrade excludes the following items of note: second quarter 2017 – $15 million amortization of intangibles, as explained in footnote 4; first quarter 2017 – $16 million amortization of intangibles; second quarter 2016 – $17 million amortization of intangibles. These amounts were reported in the Corporate segment.
4	Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after tax amounts for amortization of intangibles relating to the equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
5	The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to the available-for-sale category effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period's earnings. As a result the derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts were reported in the Corporate segment. Adjusted results of the Bank in prior periods exclude the gains and losses of the derivatives in excess of the accrued amount. Effective February 1, 2017, the total gains and losses as a result of changes in fair value of these derivatives are recorded in Wholesale Banking.
6	In the second quarter of 2016, the Bank recorded impairment losses on goodwill, certain intangibles, other non-financial assets and deferred tax assets, as well as other charges relating to the Direct Investing business in Europe that has been experiencing continued losses. These amounts are reported in the Corporate segment.

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended		For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2017	2017	2016	2017	2016
Basic earnings per share – reported	$1.31	$1.32	$1.07	$2.63	$2.24
Adjustments for items of note[2]	0.03	0.02	0.13	0.05	0.14
Basic earnings per share – adjusted	$1.34	$1.34	$1.20	$2.68	$2.38

Diluted earnings per share – reported	$1.31	$1.32	$1.07	$2.63	$2.24
Adjustments for items of note[2]	0.03	0.01	0.13	0.04	0.14
Diluted earnings per share – adjusted	$1.34	$1.33	$1.20	$2.67	$2.38
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

TD BANK GROUP • SECOND QUARTER 2017 • EARNINGS NEWS RELEASE	Page 6

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. The capital allocated to the business segments is based on 9% CET1 Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 5: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended		For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2017	2017	2016	2017	2016
Average common equity	$68,956	$67,697	$64,536	$68,475	$64,302
Net income available to common shareholders – reported	2,427	2,456	1,987	4,883	4,156
Items of note, net of income taxes[1]	58	25	230	83	254
Net income available to common shareholders – adjusted	2,485	2,481	2,217	4,966	4,410
Return on common equity – reported	14.4%	14.4%	12.5%	14.4%	13.0%
Return on common equity – adjusted	14.8	14.5	14.0	14.6	13.8
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the 2016 MD&A, and Note 30 of the Bank's Consolidated Financial Statements for the year ended October 31, 2016. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking's results are reversed in the Corporate segment. The TEB adjustment for the quarter was $457 million, compared with $82 million in the second quarter last year, and $112 million in the prior quarter. The TEB adjustment for the six months ended April 30, 2017, was $569 million, compared with $147 million the same period last year.

TABLE 6: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2017	2017	2016	2017	2016
Net interest income	$2,533	$2,613	$2,418	$5,146	$4,909
Non-interest income	2,599	2,590	2,469	5,189	5,009
Total revenue	5,132	5,203	4,887	10,335	9,918
Provision for credit losses	235	269	262	504	490
Insurance claims and related expenses	538	574	530	1,112	1,185
Non-interest expenses	2,218	2,225	2,095	4,443	4,174
Net income	$1,570	$1,566	$1,464	$3,136	$2,977

Selected volumes and ratios
Return on common equity	45.0%	43.2%	41.7%	44.0%	42.1%
Margin on average earning assets (including securitized assets)	2.81	2.82	2.77	2.81	2.79
Efficiency ratio	43.2	42.8	42.9	43.0	42.1
Assets under administration (billions of Canadian dollars)[1]	$404	$390	$355	$404	$355
Assets under management (billions of Canadian dollars)[1]	279	266	256	279	256
Number of Canadian retail branches	1,153	1,154	1,152	1,153	1,152
Average number of full-time equivalent staff	39,227	39,347	37,987	39,288	38,145
1	Effective the first quarter of 2017, the Bank changed the framework for classifying assets under administration (AUA) and assets under management (AUM). The primary change is to recognize mutual funds sold through the branch network as part of AUA. In addition, AUA has been updated to reflect a change in the measurement of certain business activities within Canadian Retail. Comparative amounts have been recast to conform with the revised presentation.

Quarterly comparison – Q2 2017 vs. Q2 2016

Canadian Retail net income for the quarter was $1,570 million, an increase of $106 million, or 7%, compared with the second quarter last year. The increase in earnings reflects revenue growth and lower PCL, partially offset by higher non-interest expenses and the effect of one less day in the current quarter. The annualized ROE for the quarter was 45.0%, compared with 41.7% in the second quarter last year.

Canadian Retail revenue is derived from Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $5,132 million, an increase of $245 million, or 5%, compared with the second quarter last year. Net interest income increased $115 million, or 5%, reflecting loan and deposit volume growth, partially offset by the effect of one less day this quarter. Non-interest income increased $130 million, or 5%, reflecting wealth asset growth, higher fee-based revenue in the banking businesses, and changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to insurance claims. Margin on average earning assets was 2.81%, an increase of 4 basis points (bps), reflecting favourable balance sheet mix, partially offset by the low interest rate environment and competitive pricing.

TD BANK GROUP • SECOND QUARTER 2017 • EARNINGS NEWS RELEASE	Page 7

Average loan volumes increased $15 billion, or 4%, compared with the second quarter last year, reflecting 3% growth in personal loan volumes and 8% growth in business loan volumes. Average deposit volumes increased $31 billion, or 11%, compared with the second quarter last year, reflecting 8% growth in personal deposit volumes, 17% growth in business deposit volumes and 20% growth in wealth deposit volumes.

AUA were $404 billion as at April 30, 2017, an increase of $49 billion, or 14%, compared with the second quarter last year, reflecting new asset growth and increases in market value. AUM were $279 billion as at April 30, 2017, an increase of $23 billion, or 9%, compared with the second quarter last year, reflecting increases in market value and new asset growth.

PCL for the quarter was $235 million, a decrease of $27 million, or 10%, compared with the second quarter last year. Personal banking PCL was $227 million, a decrease of $25 million, or 10%. The decrease reflects lower provisions in the auto lending portfolio, credit cards, and personal lending in the current quarter. Business banking PCL was $8 million, a decrease of $2 million. Annualized PCL as a percentage of credit volume was 0.26%, or a decrease of 4 bps. Net impaired loans were $661 million, a decrease of $96 million, or 13%. Net impaired loans as a percentage of total loans was 0.18%, compared with 0.21% as at April 30, 2016.

Insurance claims and related expenses for the quarter were $538 million, an increase of $8 million, or 2%, compared with the second quarter last year, reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income and more severe weather conditions, partially offset by more favourable prior years' claims development.

Non-interest expenses for the quarter were $2,218 million, an increase of $123 million, or 6%, compared with the second quarter last year. The increase reflects higher employee-related expenses including revenue-based variable expenses in the wealth business, higher investment in strategic technology initiatives including digitizing the customer experience and enhancing our product suite and business growth, partially offset by productivity savings.

The efficiency ratio for the quarter was 43.2%, compared with 42.9% in the second quarter last year.

Quarterly comparison – Q2 2017 vs. Q1 2017

Canadian Retail net income for the quarter increased $4 million, compared with the prior quarter. The increase in earnings reflects lower insurance claims and lower PCL, partially offset by lower revenue due to the effects of fewer days in the second quarter. The annualized ROE for the quarter was 45.0%, compared with 43.2% in the prior quarter.

Revenue decreased $71 million, or 1%, compared with the prior quarter. Net interest income decreased $80 million, or 3%, reflecting the effects of fewer days in the second quarter. Non-interest income increased $9 million, reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to insurance claims and related expenses and the impact of investment activities, partially offset by lower insurance premiums and lower personal and business banking fee-based revenue. Margin on average earning assets was 2.81%, or a decrease of 1 basis point, reflecting competitive pricing and a low interest rate environment.

Average loan volumes increased $2 billion, or 1%, compared with the prior quarter, primarily in business loan volumes. Average deposit volumes increased $2 billion, or 1%, compared with the prior quarter, reflecting 1% growth in personal deposit volumes, relatively flat business deposit volumes and 1% growth in wealth deposit volumes.

AUA increased $14 billion, or 4%, compared with the prior quarter, reflecting new asset growth and increases in market value. AUM increased $13 billion, or 5%, compared with the prior quarter, reflecting increases in market value.

PCL for the quarter decreased $34 million, or 13%, compared with the prior quarter. Personal banking PCL for the quarter decreased $31 million, or 12%, reflecting lower provisions in the auto lending portfolio in the current quarter. Business banking PCL decreased $3 million. Annualized PCL as a percentage of credit volume was 0.26%, or a decrease of 3 bps. Net impaired loans decreased $54 million, or 8%. Net impaired loans as a percentage of total loans was 0.18%, compared with 0.19% as at January 31, 2017.

Insurance claims and related expenses for the quarter decreased $36 million, or 6%, compared with the prior quarter, reflecting seasonality of claims and more favourable prior years' claims development, partially offset by changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income and more severe weather conditions.

Non-interest expenses decreased $7 million, reflecting the effects of fewer days in the second quarter, partially offset by business growth.

The efficiency ratio for the quarter was 43.2%, compared with 42.8% in the prior quarter.

Year-to-date comparison – Q2 2017 vs. Q2 2016

Canadian Retail net income for the six months ended April 30, 2017, was $3,136 million, an increase of $159 million, or 5%, compared with same period last year. The increase in earnings reflects revenue growth and lower insurance claims, partially offset by higher non-interest expenses, higher PCL and the effect of one less day. The annualized ROE for the period was 44.0%, compared with 42.1% last year.

Revenue for the period was $10,335 million, an increase of $417 million, or 4%, compared with same period last year. Net interest income increased $237 million, or 5%, reflecting loan and deposit volume growth, partially offset by lower margins and the effect of one less day in the current period. Non-interest income increased $180 million, or 4%, reflecting wealth asset growth and higher personal and business banking fee-based revenue, partially offset by lower insurance premiums and changes in the fair value of investments supporting claims liabilities which resulted in a similar reduction to insurance claims and related expenses. Margin on average earning assets was 2.81%, a 2 bps increase, reflecting favourable balance sheet mix, partially offset by the low interest rate environment and competitive pricing.

Average loan volumes increased $15 billion, or 4%, compared with last year, reflecting 3% growth in personal loan volumes and 9% growth in business loan volumes. Average deposit volumes increased $31 billion, or 11%, compared with the same period last year, reflecting 8% growth in personal deposit volumes, 16% growth in business deposit volumes and 23% growth in wealth deposit volumes.

PCL was $504 million, an increase of $14 million, or 3% compared with same period last year. Personal banking PCL was $485 million, an increase of $8 million, or 2%. Business banking PCL was $19 million, an increase of $6 million. Annualized PCL as a percentage of credit volume was 0.27%, or relatively flat, compared with same period last year.

Insurance claims and related expenses were $1,112 million, a decrease of $73 million, or 6%, compared with same period last year, reflecting favourable prior years' claims development, changes in the fair value of investments supporting claims liabilities which resulted in a similar reduction to non-interest income, lower current year claims, partially offset by more severe weather conditions.

Non-interest expenses were $4,443 million, an increase of $269 million, or 6%, compared with the same period last year. The increase reflects higher employee-related expenses including revenue-based variable expenses in the wealth business, higher investment in strategic technology initiatives including digitizing the customer experience and enhancing our product suite and business growth, partially offset by productivity savings.

The efficiency ratio was 43.0%, compared with 42.1% for the same period last year.

TD BANK GROUP • SECOND QUARTER 2017 • EARNINGS NEWS RELEASE	Page 8

TABLE 7: U.S. RETAIL
(millions of dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
Canadian Dollars	2017	2017	2016	2017	2016
Net interest income	$1,851	$1,839	$1,737	$3,690	$3,506
Non-interest income	664	687	553	1,351	1,183
Total revenue[1]	2,515	2,526	2,290	5,041	4,689
Provision for credit losses	152	257	162	409	383
Non-interest expenses	1,449	1,434	1,416	2,883	2,822
U.S. Retail Bank net income	737	689	611	1,426	1,253
Equity in net income of an investment in TD Ameritrade	108	111	108	219	217
Net income	$845	$800	$719	$1,645	$1,470

U.S. Dollars
Net interest income	$1,391	$1,381	$1,308	$2,772	$2,596
Non-interest income	498	517	417	1,015	876
Total revenue[1]	1,889	1,898	1,725	3,787	3,472
Provision for credit losses	114	193	123	307	283
Non-interest expenses	1,088	1,077	1,067	2,165	2,089
U.S. Retail Bank net income	554	518	459	1,072	929
Equity in net income of an investment in TD Ameritrade	82	83	78	165	160
Net income	$636	$601	$537	$1,237	$1,089

Selected volumes and ratios
Return on common equity	10.0%	9.1%	8.7%	9.6%	8.7%
Margin on average earning assets[1,2]	3.05	3.03	3.11	3.04	3.11
Efficiency ratio	57.6	56.7	61.8	57.2	60.2
Assets under administration (billions of dollars)[3]	$18	$18	$17	$18	$17
Assets under management (billions of dollars)[3]	60	60	74	60	74
Number of U.S. retail stores	1,260	1,257	1,265	1,260	1,265
Average number of full-time equivalent staff	25,745	26,037	25,599	25,893	25,410
1	Effective the first quarter of 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
2	The margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA) and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.
3	Effective the first quarter of 2017, the Bank changed the framework for classifying assets under administration (AUA) and assets under management (AUM). The primary change is to include a portion of the AUM balance administered by the Bank in AUA. Comparative amounts have been recast to conform with the revised presentation.

Quarterly comparison – Q2 2017 vs. Q2 2016

U.S. Retail net income for the quarter was $845 million (US$636 million), which included net income of $737 million (US$554 million) from the U.S. Retail Bank and $108 million (US$82 million) from the Bank's investment in TD Ameritrade. U.S. Retail earnings increased US$99 million, or 18%, compared with the second quarter last year. U.S. Retail Canadian dollar earnings were up $126 million, or 18%. The annualized ROE for the quarter was 10.0%, compared with 8.7% in the second quarter last year.

The contribution from TD Ameritrade of US$82 million was up US$4 million, or 5% compared with the second quarter last year.

U.S. Retail Bank net income for the quarter increased US$95 million, or 21%, compared with the same quarter last year, due to higher loan and deposit volumes, higher deposit margins, and fee income growth, partially offset by higher expenses.

U.S. Retail Bank revenue is derived from personal and business banking, wealth management services, and investments. Revenue for the quarter was US$1,889 million, an increase of US$164 million, or 10%, compared with the same quarter last year. Net interest income increased US$83 million, or 6%, primarily due to a more favourable interest rate environment and continuing growth in loan and deposit volumes, partially offset by the effect of one less day in the quarter and the prior year accounting impact from balance sheet management activities, which was largely offset in Non-interest income. Margin on average earning assets was 3.05%, a 6 bps decrease due to the same accounting impact. Excluding this impact, margin was up 5 bps, primarily reflecting higher deposit margins, partially offset by balance sheet mix and accretion. Non-interest income increased US$81 million, or 19%, reflecting fee income growth in personal banking and wealth management, and a favourable accounting impact from balance sheet management activities.

Average loan volumes increased US$9 billion, or 6%, compared with the same quarter last year, due to growth in personal loans of 3% and business loans of 9%. Average deposit volumes increased US$21 billion, or 9%, reflecting 6% growth in business deposit volumes, 9% growth in personal deposit volumes, and a 13% increase in sweep deposit volume from TD Ameritrade.

AUA were US$18 billion as at April 30, 2017, an increase of 8%, compared with the same quarter last year, primarily due to higher private banking balances. AUM were US$60 billion as at April 30, 2017, a decrease of 19%, compared with the same quarter last year primarily due to the previously disclosed outflow from an institutional account.

PCL for the quarter was US$114 million, a decrease of US$9 million, or 7%, compared with the same quarter last year. Personal banking PCL was US$105 million, an increase of US$19 million, or 22%, primarily due to higher provisions related to mix in auto lending and credit cards. Business banking PCL was US$13 million, a US$23 million decrease, primarily due to higher increase in commercial allowance in the prior year. PCL associated with debt securities classified as loans was US$(4) million, a decrease of US$5 million, due to a recovery in the current quarter. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.4 billion, a decrease of US$218 million, or 13%. The decrease was mainly related to certain legacy home equity loans returning to performing status after demonstrating a sustained ability to pay. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans were 1.0% as at April 30, 2017, a decrease of 21 bps compared with the same quarter last year.

Non-interest expenses for the quarter were US$1,088 million, an increase of US$21 million, or 2%, compared with the same quarter last year, reflecting volume growth, higher employee costs, and additional charges by the Federal Deposit Insurance Corporation (FDIC), partially offset by productivity savings.

The efficiency ratio for the quarter was 57.6%, compared with 61.8% in the same quarter last year.

TD BANK GROUP • SECOND QUARTER 2017 • EARNINGS NEWS RELEASE	Page 9

Quarterly comparison – Q2 2017 vs. Q1 2017

U.S. Retail earnings increased US$35 million, or 6%, compared with the prior quarter. U.S. Retail Canadian dollar earnings increased $45 million, or 6%. The annualized ROE for the quarter was 10.0%, compared to 9.1% in the prior quarter.

The contribution from TD Ameritrade decreased US$1 million, or 1%, compared with the prior quarter.

U.S. Retail Bank net income for the quarter increased US$36 million, or 7%, compared with the prior quarter, primarily due to good credit performance, partially offset by the effect of fewer days.

Revenue for the quarter decreased US$9 million, relatively flat compared with the prior quarter. Net interest income increased US$10 million, or 1%, primarily due to a more favourable interest rate environment, partially offset by the effect of fewer days in the quarter. Margin on average earning assets was 3.05%, a 2 bps increase, primarily due to higher deposit margins, partially offset by balance sheet mix and accretion. Non-interest income decreased US$19 million, or 4%, primarily reflecting a seasonal decline in personal banking fees.

Average loan volumes were flat compared with the prior quarter. Average deposit volumes increased US$3 billion, or 1%, primarily due to growth in personal deposit volumes.

AUA and AUM were US$18 billion and US$60 billion, respectively, as at April 30, 2017, both relatively flat compared with the prior quarter.

PCL for the quarter decreased US$79 million, or 41%, compared with the prior quarter. Personal banking PCL was US$105 million, a decrease of US$45 million, or 30%, reflecting seasonality in the credit card and auto lending portfolios. Business banking PCL was US$13 million, a decrease of US$30 million, primarily due to higher increase in commercial allowance in the prior quarter. PCL associated with debt securities classified as loans was US$(4) million, a decrease of US$4 million, due to a recovery in the current quarter. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.4 billion, a decrease of US$71 million, or 5%. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans were 1.0% as at April 30, 2017, a decrease of 5 bps compared to the prior quarter.

Non-interest expenses for the quarter increased US$11 million, or 1%, compared with the prior quarter, primarily reflecting higher employee costs and spend for customer-focused initiatives, partially offset by the effect of fewer days in the quarter.

The efficiency ratio for the quarter was 57.6%, compared with 56.7% in the prior quarter.

Year-to-date comparison – Q2 2017 vs. Q2 2016

U.S. Retail net income for the six months ended April 30, 2017, was $1,645 million (US$1,237 million), which included net income of $1,426 million (US$1,072 million) from the U.S. Retail Bank and $219 million (US$165 million) from TD's investment in TD Ameritrade. U.S. Retail earnings increased US$148 million, or 14%, compared with same period last year. U.S. Retail Canadian dollar earnings were up $175 million, or 12%. The annualized ROE for the period was 9.6%, compared with 8.7% in the same period last year.

The contribution from TD Ameritrade of US$165 million was up US$5 million, or 3%, compared with the same period last year.

U.S. Retail Bank net income for the period was US$1,072 million, an increase of US$143 million, or 15%, compared with the same period last year, primarily due to a more favourable interest rate environment, continuing growth in loan and deposit volumes and fee income growth, partially offset by higher expenses.

Revenue for the period was US$3,787 million, an increase of US$315 million, or 9%, compared with same period last year. Net interest income increased US$176 million, or 7%, primarily due to a more favourable interest rate environment and continuing growth in loan and deposit volumes, partially offset by accretion and the prior year accounting impact from balance sheet management activities, which was largely offset in Non-interest income. Margin on average earning assets was 3.04%, a 7 bps decrease due to the same accounting impact. Excluding this impact, margin was up 2 bps, primarily reflecting higher deposit margins, partially offset by balance sheet mix and accretion. Non-interest income increased US$139 million, or 16%, reflecting fee income growth in personal banking and wealth management, and a favourable accounting impact from balance sheet management activities.

Average loan volumes increased US$9 billion, or 7%, compared with the same period last year, due to growth in personal loans of 4% and business loans of 9%. Average deposit volumes increased US$23 billion, or 10%, reflecting 6% growth in business deposit volumes, 9% growth in personal deposit volumes, and a 15% increase in sweep deposit volume from TD Ameritrade.

PCL was US$307 million, an increase of US$24 million, or 8%, compared with the same period last year. Personal banking PCL was US$255 million, an increase of US$50 million, or 24%, primarily due to higher provisions for auto loans and credit cards. Business banking PCL was US$56 million, a decrease of US$20 million, primarily due to higher increase in commercial allowance in the prior year. PCL associated with debt securities classified as loans was US$(4) million, a decrease of US$6 million, due to a recovery in the current quarter. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.4 billion, a decrease of US$218 million, or 13%. The decrease was mainly related to certain legacy home equity loans returning to performing status after demonstrating a sustained ability to pay. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans were 1.0% as at April 30, 2017, a decrease of 21 bps compared with same period last year.

Non-interest expenses for the period were US$2,165 million, an increase of US$76 million, or 4%, compared with same period last year, reflecting volume growth, higher employee costs, higher spend in technology modernization as well as customer-focused initiatives, and additional charges by the FDIC, partially offset by productivity savings.

The efficiency ratio for the period was 57.2%, compared with 60.2%, for the same period last year.

TD BANK GROUP • SECOND QUARTER 2017 • EARNINGS NEWS RELEASE	Page 10

TABLE 8: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2017	2017	2016	2017	2016
Net interest income (TEB)	$805	$393	$440	$1,198	$899
Non-interest income[1]	13	464	326	477	531
Total revenue	818	857	766	1,675	1,430
Provision for (recovery of) credit losses	(4)	(24)	50	(28)	62
Non-interest expenses	481	524	441	1,005	870
Net income	$248	$267	$219	$515	$380

Selected volumes and ratios
Trading-related revenue (TEB)	$425	$515	$429	$940	$809
Gross drawn (billions of Canadian dollars)[2]	20.2	18.6	18.5	20.2	18.5
Return on common equity	16.4%	17.5%	14.8%	16.9%	12.7%
Efficiency ratio	58.8	61.1	57.6	60.0	60.8
Average number of full-time equivalent staff	3,969	3,929	3,649	3,949	3,681
1	Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified available-for-sale securities portfolio are recorded in Wholesale Banking, previously reported in the Corporate segment and treated as an item of note. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	Includes gross loans and bankers' acceptances, excluding letters of credit, cash collateral, credit default swaps, and reserves for the corporate lending business.

Quarterly comparison – Q2 2017 vs. Q2 2016

Wholesale Banking net income for the quarter was $248 million, an increase of $29 million, or 13%, compared with the second quarter last year reflecting higher revenue and a net recovery of credit losses, partially offset by higher non-interest expenses and a lower effective tax rate in the second quarter last year. The annualized ROE for the quarter was 16.4%, compared with 14.8% in the second quarter last year.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $818 million, an increase of $52 million, or 7%, compared with the second quarter last year reflecting higher corporate lending fees and increased client activity in equity trading, partially offset by lower fixed income trading. Changes in net interest income (TEB) and non-interest income this quarter were impacted by business mix.

PCL for the quarter was a net recovery of $4 million as compared with a charge of $50 million in the prior year, reflecting the recovery of specific provisions in the oil and gas sector.

Non-interest expenses were $481 million, an increase of $40 million, or 9%, compared with the second quarter last year reflecting higher technology costs as well as focused investments made in our U.S. businesses, including in client facing employees, enhanced product offerings, e-trading capabilities, the acquisition of Albert Fried & Company, and the unfavourable impact of foreign exchange translation.

Quarterly comparison – Q2 2017 vs. Q1 2017

Wholesale Banking net income for the quarter decreased $19 million, or 7%, compared with the prior quarter reflecting lower revenue and a lower net recovery of credit losses, partially offset by lower non-interest expenses. The annualized ROE for the quarter was 16.4%, compared with 17.5% in the prior quarter.

Revenue for the quarter decreased $39 million, or 5%, compared with the prior quarter reflecting lower fixed income trading, partially offset by higher corporate lending fees and increased client activity in equity trading. Changes in net interest income (TEB) and non-interest income this quarter were impacted by business mix.

PCL for the quarter increased $20 million compared with the prior quarter reflecting a lower recovery of specific provisions in the oil and gas sector.

Non-interest expenses for the quarter decreased $43 million, or 8%, compared with the prior quarter reflecting lower variable compensation.

Year-to-date comparison – Q2 2017 vs. Q2 2016

Wholesale Banking net income for the six months ended April 30, 2017, was $515 million, an increase of $135 million, or 36%, compared with the same period last year reflecting higher revenue and a net recovery of credit losses, partially offset by higher non-interest expenses. The annualized ROE was 16.9%, compared with 12.7% in the same period last year.

Revenue was $1,675 million, an increase of $245 million, or 17%, compared with the same period last year reflecting higher corporate lending fees, increased client activity in equity trading, and higher origination activity in debt and equity capital markets, partially offset by lower fixed income trading. Changes in net interest income (TEB) and non-interest income for the six months ended April 30, 2017, were impacted by business mix.

PCL was a net recovery of $28 million as compared with a charge of $62 million in the same period last year, reflecting the recovery of specific provisions in the oil and gas sector.

Non-interest expenses were $1,005 million, an increase of $135 million, or 16%, compared with the same period last year reflecting higher variable compensation and higher technology costs as well as focused investments made in our U.S. businesses, including in client facing employees, enhanced product offerings, e-trading capabilities, the acquisition of Albert Fried & Company, and the unfavourable impact of foreign exchange translation.

TD BANK GROUP • SECOND QUARTER 2017 • EARNINGS NEWS RELEASE	Page 11

TABLE 9: CORPORATE
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2017	2017	2016	2017	2016
Net income (loss) – reported[1,2]	$(160)	$(100)	$(350)	$(260)	$(552)
Pre-tax adjustments for items of note[3]
Amortization of intangibles	78	80	86	158	176
Fair value of derivatives hedging the reclassified available-for-sale securities
portfolio[2]	–	(41)	58	(41)	12
Impairment of goodwill, non-financial assets, and other charges	–	–	111	–	111
Total pre-tax adjustments for items of note	78	39	255	117	299
Provision for (recovery of) income taxes for items of note	20	14	25	34	45
Net income (loss) – adjusted	$(102)	$(75)	$(120)	$(177)	$(298)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(186)	$(233)	$(196)	$(419)	$(399)
Other	56	129	48	185	44
Non-controlling interests	28	29	28	57	57
Net income (loss) – adjusted	$(102)	$(75)	$(120)	$(177)	$(298)

Selected volumes
Average number of full-time equivalent staff	14,540	14,195	12,790	14,364	12,739
1	Effective the first quarter of 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
2	Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified available-for-sale securities portfolio are recorded in Wholesale Banking. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
3	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q2 2017 vs. Q2 2016

Corporate segment's reported net loss for the quarter was $160 million, compared with a reported net loss of $350 million in the second quarter last year. Reported net loss decreased primarily due to impairment of goodwill, non-financial assets, and other charges relating to the Direct Investing business in Europe and losses related to the fair value of derivatives hedging the reclassified available-for-sale securities portfolio, both recognized in the second quarter last year, lower net corporate expenses in the current quarter and higher contribution from Other items. The higher contribution from Other items was largely due to provisions for incurred but not identified credit losses recognized in the second quarter last year and higher revenue from treasury and balance sheet management activities this quarter, partially offset by higher expense provisions this quarter and the positive impact of certain tax items in the same quarter last year. Adjusted net loss was $102 million, compared with an adjusted net loss of $120 million in the second quarter last year.

Quarterly comparison – Q2 2017 vs. Q1 2017

Corporate segment's reported net loss for the quarter was $160 million, compared with a reported net loss of $100 million in the prior quarter. Reported net loss increased primarily due to gains related to the fair value of derivatives hedging the reclassified available-for-sale securities portfolio recognized in the first quarter this year and lower contribution from Other items, partially offset by lower net corporate expenses in the current quarter. Lower contribution from Other items was primarily due to higher revenue from treasury and balance sheet management activities recognized in the first quarter this year and higher expense provisions this quarter. Net corporate expenses were lower largely due to timing of regulatory fees and seasonality of certain other expenses in the first quarter this year. Adjusted net loss was $102 million, compared with an adjusted net loss of $75 million in the prior quarter.

Year-to-date comparison – Q2 2017 vs. Q2 2016

Corporate segment's reported net loss for the six months ended April 30, 2017, was $260 million, compared with a reported net loss of $552 million in the same period last year. The decrease in reported net loss was attributable to higher contribution from Other items, impairment of goodwill, non-financial assets, and other charges relating to the Direct Investing business in Europe in the second quarter last year and higher gains on change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio in the first quarter this year, partially offset by higher net corporate expenses. Higher contribution from Other items was primarily due to higher revenue from treasury and balance sheet management activities in the current period, provisions for incurred but not identified credit losses recognized in the prior period, partially offset by the positive impact of certain tax items in the prior year. Net corporate expenses increased primarily due to ongoing investments in enterprise and regulatory projects. Adjusted net loss for the six months ended April 30, 2017, was $177 million, compared with an adjusted net loss of $298 million in the same period last year.

TD BANK GROUP • SECOND QUARTER 2017 • EARNINGS NEWS RELEASE	Page 12

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Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
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Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Normal Course Issuer Bid

On March 21, 2017, the Bank commenced a normal course issuer bid (NCIB) to repurchase for cancellation up to 15 million of the Bank's common shares. Pursuant to the Notice of Intention filed with the TSX, the NCIB ends on March 20, 2018, such earlier date as the Bank may determine or such earlier date as the Bank may complete its purchases. During the quarter ended April 30, 2017, the Bank completed its share purchases under the NCIB. A copy of the Notice may be obtained, without charge, by contacting TD Shareholder Relations by phone at 416-944-6367 or 1-866-756-8936 or by e-mail at tdshinfo@td.com.

Access to Quarterly Results Materials

Interested investors, the media and others may view this second quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor/.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on May 25, 2017. The call will be audio webcast live through TD's website at 3 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the second quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2017.jsp on May 25, 2017, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-640-5944 or 1-800-263-0877 (toll free) and the passcode is 7180889.

The audio webcast and presentations will be archived at www.td.com/investor/qr_2017.jsp. Replay of the teleconference will be available from 6 p.m. ET on May 25, 2017, until 6 p.m. ET on June 30, 2017, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 7180889.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 11.5 million active online and mobile customers. TD had CDN$1.3 trillion in assets on April 30, 2017. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Alison Ford, Manager, Media Relations, 416-982-5401

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